UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EX-99.1

LDK Solar Announces Closing of Follow-on Public Offering
and Underwriters’ Exercise of Over-Allotment Option
We, LDK Solar Co., Ltd., today announced the closing of our follow-on public offering of 13,800,000 American depositary shares, or ADSs, representing 13,800,000 of our ordinary shares. The offering included an additional 1,800,000 ADSs sold by us pursuant to the underwriters’ over-allotment option, which was exercised in full. We have received aggregate net proceeds of approximately $164.2 million, after deducting underwriting discounts and commissions.
Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG are acting as joint book runners for the offering. Our F-3 registration statement and final prospectus supplement are available from the SEC website at: www.sec.gov.
A copy of the final prospectus and prospectus supplement relating to the offering may be obtained by contacting: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, United States of America; phone: +1-800-831-9146; Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, United States of America; phone: +1-800-503-4611; or UBS Securities LLC, 299 Park Avenue, New York, New York, 10171, Attn: Prospectus Department +1-888-827-7275, ext. 3884.
     Our press release issued on February 1, 2011 is attached hereto as Exhibit 99.1. Our press release is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.

2

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: February 1, 2011

3